UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities and Exchange Act of 1934

(Amendment No. 33)

M.D.C. Holdings, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value Per Share

(Title of Class of Securities)

552676 10 8

(CUSIP Number)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552676108	SCHEDULE 13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON
Larry A. Mizel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	Not Applicable	(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

Number of Shares Beneficially Owned by Each Reporting Person with	5	SOLE VOTING POWER
1,757,662 shares

	6	WITH SHARED VOTING POWER
6,435,330 shares

	7	WITH SOLE DISPOSITIVE POWER
1,757,662 shares

	8	WITH SHARED DISPOSITIVE POWER
6,435,330 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,192,992 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
16.3%

12	TYPE OF REPORTING PERSON
IN

CUSIP No. 552676108	SCHEDULE 13G	Page 3 of 5 Pages

Item 1(a)	Name of Issuer:
M.D.C. Holdings, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:
4350 South Monaco Street, Suite 500
Denver, Colorado 80237

Item 2(a)	Name of Person Filing:
Larry A. Mizel

Item 2(b)	Address of Principal Business Office, or, if None, Residence:
4350 South Monaco Street, Suite 500
Denver, Colorado 80237

Item 2(c)	Citizenship:
United States of America

Item 2(d)	Title of Class of Securities:
common stock, $.01 par value per share

Item 2(e)	CUSIP Number:
552676 10 8

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4(a)	Amount Beneficially Owned:
8,192,992 shares

Item 4(b)	Percent of Class:
16.3% (based upon the number of shares of the Issuer's Common Stock that were outstanding as of December 31, 2013 as reported in the Issuer's Form 10-K dated December 31, 2013)

Item 4(c)	Number of Shares as to Which Such Person Has:

(i) Sole power to vote or direct the vote – 1,757,662 shares which includes 1,634,000 shares issuable upon the exercise of stock options (exercisable within 60 days of December 31, 2013) granted to the reporting person under the Issuer's Equity Incentive Plans, 120,000 shares of stock (restricted and vested shares) granted to the reporting person under the Issuer's Equity Incentive Plans, and 3,662 unitized shares held in a stock fund in the Company’s 401(k) Savings Plan which changes on a daily basis.

(ii) Shared power to vote or direct the vote – 6,435,330 shares

CUSIP No. 552676108	SCHEDULE 13G	Page 4 of 5 Pages

This amount includes 5,072,737 shares held by Ari Capital Partners, LLLP ("Ari Capital") of which reporting person may be deemed to have beneficial ownership. The sole general partner of Ari Capital is CVentures, Inc. ("CVentures"). Reporting person and family members are the beneficiaries of various trusts which own approximately 50.7% of the stock of CVentures. Also, reporting person is a director and chairman of the board of CVentures and may be deemed to control the other approximately 49.3% of the common stock of CVentures. A trust, of which the reporting person is the sole beneficiary, is the sole limited partner of Ari Capital, and has approximately a 99% partnership interest in Ari Capital. Reporting person and reporting person’s spouse are trustees of the trust.

The amount in Item 4(c)(ii) above also includes 1,362,214 shares held by CGM Capital LLLP ("CGM Capital") of which reporting person may be deemed to have beneficial ownership. The general partner of CGM Capital is CVentures. A trust, of which reporting person's spouse is the sole beneficiary, is the limited partner of CGM Capital, and has a 99% partnership interest in CGM Capital. Reporting person is a trustee of this trust.

The amount in Item 4(c)(ii) above also includes 379 shares held by a trust of which reporting person may be deemed to have beneficial ownership although reporting person has no pecuniary interest in such shares. Reporting person is a trustee of this trust and a director of the two foundations which are the beneficiaries of such trust.

(iii) Sole power to dispose or direct the disposition of – 1,757,662 shares, which includes the shares described in response to Item 4(c)(i) above.

(iv) Shared power to dispose or direct the disposition of – 6,435,330 shares, which includes the shares described in response to Item 4(c)(ii) above.

Item 5	Ownership of 5% or Less of a Class:
Not Applicable.

Item 6	Ownership of More than 5% on Behalf of Another Person:
Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company or Control Person:
Not Applicable.

Item 8	Identification and Classification of Members of the Group:
Not Applicable.

Item 9	Notice of Dissolution of Group:
Not Applicable.

Item 10	Certification:
Not Applicable.

CUSIP No. 552676108	SCHEDULE 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 7, 2014	/s/ Larry A. Mizel
	Reporting Ownership	Larry A. Mizel
As of December 31, 2013